UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-A/A
(Amendment No. 2)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Energy West, Incorporated

(Exact Name of Registrant as Specified in Its Charter)

Montana	81-0141785

(State of Incorporation or organization)	(I.R.S. Employer Identification no.)

1 First Avenue South, Great Falls, Montana	59401

(Address of Principal Executive Offices)	(Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑
Securities Act registration statement file number to which this form relates:                                          (if applicable)
Securities to be registered pursuant to Section 12(b) of the Act:
N/A

(Title of class)
Securities to be registered pursuant to Section 12(g) of the Act:
Preferred Stock Purchase Rights

(Title of class)

Energy West, Incorporated hereby amends the items, exhibits and portions of its registration statement on Form 8-A (file no. 000-14183 filed with the Commission on June 3, 2004, as previously amended in its Amendment No. 1 to its registration statement on Form 8-A/A filed with the Commission on May 27, 2005), as set forth herein:
Item 1. Description of Registrant’s Securities to be Registered.
Expiration and Termination of the Preferred Stock Purchase Rights
On April 24, 2007, Energy West, Incorporated, a Montana public utility (the “Company”) adopted Amendment No. 2 (“Amendment No. 2”) to its Preferred Stock Rights Agreement between the Company and Computershare Trust Company, N.A., as Rights Agent, originally dated as of June 3, 2004, as previously amended by Amendment No. 1 thereto dated May 25, 2005 (the “Rights Agreement”). Amendment No. 2 to the Rights Agreement, will cause the Rights Agreement, as well as the Preferred Stock Purchase Rights (the “Rights”) defined by the Rights Agreement, to expire at 5:00 p.m., New York time (EDT), on May 25, 2007.
Amendment No. 2 effects such termination of the Rights Agreement and the Rights by amending subsection (r) of Section 1, “Certain Definitions,” of the Rights Agreement, to read “(r) ‘Final Expiration Date’ shall mean May 25, 2007,” and making three other conforming changes to the Rights Agreement. The amendment became effective as of April 24, 2007.
The Rights Agreement, as amended, was designed and approved by the Board of Directors of the Company to deter coercive tactics by an acquirer in connection with any unsolicited attempt to acquire or take over the Company in a manner or on terms not approved by the Company’s Board of Directors. Under the Rights Agreement, as amended, any “Acquiring Person” (as defined in the Rights Agreement), including (a) a person or group of affiliated persons that acquired or obtained the right to acquire 15% or more of the Company’s outstanding common stock, or (b) Richard M. Osborne and his affiliates (who currently own approximately 20.2% of the Company’s outstanding common stock at February 5, 2007), were generally precluded from acquiring additional shares of common stock without becoming subject to significant dilution as a result of triggering the dilutive provisions of the Rights Agreement, commonly known as a “poison pill.” Amendment No. 2 will terminate the Rights Agreement on May 25, 2007, thus permitting Acquiring Persons after that date to acquire additional shares of Common Stock of the Company without being subject to dilution under the Rights Agreement.
Amendment No. 2 to the Rights Agreement accelerates the Final Expiration Date of the Company’s Preferred Stock Purchase Rights so that the Rights will expire and cease to exist on May 25, 2007.

Amendment No. 1, May 25, 2005
The Company had previously amended the Rights Agreement on May 25, 2005, pursuant to Amendment No. 1 to the Rights Agreement, in order to permit one of the Company’s largest shareholders, Richard M. Osborne and certain of his affiliated entities, to purchase additional shares of the Company’s common stock.
Prior to the adoption of Amendment No. 1 to the Rights Agreement, Mr. Osborne and his affiliates, who then owned approximately 20.8% of the Company’s outstanding shares of common stock, were precluded from acquiring additional shares of the Company’s common stock without becoming subject to significant dilution as a result of triggering the dilutive provisions of the Rights Agreement. Amendment No. 1 permitted Mr. Osborne and his affiliates to acquire additional shares of common stock of the Company from, time to time, as the total outstanding shares of common stock of the Company increased, such that Mr. Osborn and his affiliates could, by making such purchases, collectively continue to hold up to 20.8% of the Company’s common stock without triggering the dilutive provisions of the Rights Agreement.
Summary of the Terms of the Rights Agreement and the Rights
On June 3, 2004, pursuant to the Rights Agreement between Energy West, Incorporated (the “Company”) and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”), the Company’s Board of Directors declared a dividend of one Preferred Stock Purchase Right (a “Right”) to purchase one one-thousandth share of the Company’s Series A Participating Preferred Stock (“Series A Preferred”) for each outstanding share of Common Stock (“Common Shares”) of the Company. The dividend was payable on June 3, 2004 (the “Record Date”) to shareholders of record as of June 3, 2004. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $24.00 (the “Purchase Price”), subject to adjustment. The Rights Agreement and the Rights have been materially amended by the Company’s Amendment No. 1, above. As a result of Amendment No. 2 to the Rights Agreement, the terms of the Company’s Preferred Stock Purchase Rights have again been materially altered; the Rights will expire and terminate on May 25, 2007. See “Expiration and Termination of Preferred Stock Purchase Rights,” above.
The following summary of the principal terms of the Rights Agreement and the Rights is a general description only and is subject to the detailed terms and conditions of the Rights Agreement, as amended by Amendment No. 1 and Amendment No. 2. The form of Amendment No. 2 to the Rights Agreement is filed herewith as Exhibit 4.3. The form of Rights Agreement and Amendment No. 1 to the Rights Agreement are made exhibits hereto through incorporation by reference from previous filings. All of the exhibits hereto are hereby incorporated by reference into this Item 1, and the description of the Rights and the Rights Agreement contained herein is qualified by reference to such exhibits.

Expiration of the Rights. Pursuant to Amendment No. 2 to the Rights Agreement, the Rights will cease to be exercisable, and will expire and terminate at 5:00 p.m., New York time (EDT), on May 25, 2007. Accordingly, the Rights may expire unexercised and without redemption. All of the following terms and conditions of the Rights that describe possible future events involving the Rights are subject to the prior expiration of the Rights on May 25, 2007. The Rights will expire on the earliest of (i) May 25, 2007, (the “Final Expiration Date”), or (ii) redemption or exchange of the Rights as described below.
Rights Evidenced by Common Share Certificates. The Rights will not be exercisable until the Distribution Date (defined below). Prior to the Distribution Date, certificates for the Rights (“Rights Certificates”) will not be sent to shareholders. Rather, the Rights are attached to and trade only with the Common Shares. Accordingly, Common Share certificates that were outstanding on the Record Date evidence the Rights related thereto, and Common Share certificates issued after the Record Date contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.
Distribution Date. Subject to prior expiration, the Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (a) the tenth day (or such later date as may be determined by the Company’s Board of Directors) after a person or group of affiliated or associated persons (“Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares then outstanding, or (b) the tenth business day (or such later date as may be determined by the Company’s Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company’s then outstanding Common Shares. A person will not be an “Acquiring Person” if it beneficially owned 15% or more of the Common Shares outstanding on the date the Company’s Board of Directors adopted the Rights Agreement, but will become an Acquiring Person if it subsequently acquires any additional Common Shares, provided that Richard M. Osborne (“Osborne”) will not be an “Acquiring Person” for so long as he and his affiliates beneficially own at least 15% but not more than 20.8% of the Common Shares outstanding. The earliest of such dates is referred to as the “Distribution Date.” If none of the foregoing events trigger a Distribution Date prior to May 25, 2007, the Rights will expire unexercised and have no value.
Issuance of Rights Certificates. Subject to prior expiration of the Rights, as soon as practicable following the Distribution Date, a Rights Certificate will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Rights Certificate alone will evidence the Rights from and after the Distribution Date.
Initial Exercise of the Rights. Subject to prior expiration of the Rights, following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth of a share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Company Common Shares. Subject to prior expiration, redemption or exchange of the Rights, in the event that an Acquiring Person obtains 15% or more (or if Osborne and his affiliates obtain more than 20.8%) of the Company’s then outstanding Common Shares, then each holder of a Right that has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or Osborne, if applicable, that will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.
Right to Buy Acquiring Company Shares. Similarly, subject to prior expiration, redemption or exchange of the Rights, in the event that, after an Acquiring Person obtains 15% or more (or if Osborne and his affiliates obtain more than 20.8%) of the Company’s then outstanding Common Shares, and either (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right that has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person or Osborne, if applicable, that will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.
Exchange Provision. At any time after an Acquiring Person obtains 15% or more (or if Osborne and his affiliates obtain more than 20.8%) of the Company’s then outstanding Common Shares and prior to the acquisition by such Acquiring Person (or Osborne, if applicable) of 50% or more of the Company’s outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person or Osborne, if applicable), in whole or in part, at an exchange ratio of one Common Share per Right, subject to prior expiration of the Rights.
Redemption. At any time on or prior to the Close of Business on the earlier of (i) the Final Expiration Date (May 25, 2007), or (ii) the fifth day following the attainment by an Acquiring Person of 15% or more (or if Osborne and his affiliates obtain more than 20.8%) of the Company’s then outstanding Common Shares (or such later date as may be determined by action of the Company’s Board of Directors and publicly announced by the Company), the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.
Adjustments to Prevent Dilution. The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares. No fractional Common Shares will be issued upon exercise of a Right, and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.
No Shareholders’ Rights Prior to Exercise. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder’s ownership of other Common Shares), including the right to vote or to receive dividends.
Amendment of Rights Agreement. The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date. Prior to the Distribution Date, the interests of the holders of Rights are deemed coincident with the interests of the holders of the Common Shares. The Rights and the Rights Agreement have been amended; Amendment No. 2 to the Rights Agreement accelerates the Final Expiration Date of the Rights so that the Rights and the Rights Agreement will expire and terminate on May 25, 2007. See “Expiration and Termination of the Preferred Stock Purchase Rights,” above. After the Distribution Date, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes that do not adversely affect the interests of Rights holders (other than the Acquiring Person).
Rights and Preferences of the Series A Preferred. Each one one-thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one Common Share.
No Voting Rights. Rights do not have voting rights.
Certain Anti-Takeover Effects. The Rights approved by the Board of Directors are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company’s Board of Directors and its shareholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.
The Rights are not intended to prevent a takeover of the Company and will not do so. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company’s Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.
Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its shareholders, and will not change the way in which the Company’s shares are presently traded. The Company’s Board of Directors believe that the Rights Agreement and the Rights are no longer needed by the Company and its shareholders.
Item 2. Exhibits.

Exhibit No.	Description
4.1	Preferred Stock Rights Agreement, incorporated herein by reference to Exhibit 4.1 to the registrant’s registration statement on Form 8-A (filed with the Commission on June 3, 2004 “Rights Registration Statement”).

4.2	Amendment No. 1 to the Preferred Stock Rights Agreement, incorporated herein by reference to Exhibit (2) to Amendment No. 1 to the registrant’s Rights Registration Statement on Form 8-A/A (filed with the Commission on May 27, 2005).

4.3	Amendment No. 2 to the Preferred Stock Rights Agreement, filed herewith.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ENERGY WEST, INCORPORATED
Date: April 24, 2007	By:	/s/ David A. Cerotzke
David A. Cerotzke, President and
Chief Executive Officer

Exhibit Index

Exhibit No.	Description
4.1	Preferred Stock Rights Agreement, incorporated herein by reference to Exhibit 4.1 to the registrant’s registration statement on Form 8-A (filed with the Commission on June 3, 2004 “Rights Registration Statement”).

4.2	Amendment No. 1 to the Preferred Stock Rights Agreement, incorporated herein by reference to Exhibit (2) to Amendment No. 1 to the registrant’s Rights Registration Statement on Form 8-A/A (filed with the Commission on May 27, 2005).

4.3	Amendment No. 2 to the Preferred Stock Rights Agreement, filed herewith.